# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty Broadband Corporation, CIK 0001611983
CUSIP: 530307503
Title of class of securities: Series A Cumulative Redeemable Preferred Stock
Address of issuer's principal executive offices: 12300 Liberty Blvd, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-016566
Filed by CIK 0001000275

## Reporting persons
- Royal Bank of Canada: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 331,996; sole dispositive power 0; shared dispositive power 331,996; aggregate amount beneficially owned 331,996 (4.62% of the class)

## Item 1. Issuer
Name of issuer: Liberty Broadband Corporation
Address of issuer's principal executive offices: 12300 Liberty Blvd, Englewood, CO, 80112

## Item 2. Person Filing
Name of person filing: Royal Bank of Canada
Address of principal business office or, if none, residence: 200 Bay Street, Toronto, Ontario, M5J QJ5, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 331,996
Percent of class: 4.62
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 331,996
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 331,996

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
RBC Capital Markets, LLC: A broker -dealer registered under section 15 of the Act (15 U.S.C 78o) and an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

RBC Rochdale, LLC: An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

RBC Trust Company (Delaware) Limited is an entity which beneficially owns less than one percent of the reported securities.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Power of Attorney
https://www.sec.gov/Archives/edgar/data/1000275/000121465925015105/ex99_1.htm

## Signatures
- Royal Bank of Canada: /s/ Terry Fallon, Managing Director (05/14/2026)